FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS NUCLEAR CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) WPS Nuclear Corporation is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns one-fifth20% of Nuclear Management Company, LLC.

Subsidiaries of WPS Nuclear consist of the following:

(i) Nuclear Management Company, LLC is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2002

a) Nuclear Management Company, LLC operates six nuclear power plants; the 535-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 535-00megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,022-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

Not Applicable

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not Applicable

LIST OF EXHIBITS
Exhibit A-5	Balance Sheet at December 31, 2002, and Statements of Income of Nuclear Management Corporation LLC for the year ended December 31, 2002.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

WPS NUCLEAR CORPORATION

/S/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
Barth. J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
WPS Nuclear Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001